Insight Acquisition Corp.
333 East 91st Street
New York, New York 10128
Tel. No. (609) 751-3193

February 8, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Pearlyne Paulemon

Pam Long

Re:	Insight Acquisition Corp.

Registration Statement on Form S-4

Filed December 28, 2023

File No. 333-276291

Ladies and Gentlemen:

Insight Acquisition Corp. (the “Company” or “IAC”) is hereby responding to the letter, dated January 25, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting an amended Registration Statement on Form S-4 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental disclosure as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Form S-4 filed December 28, 2023

Cover Page

1.	We note disclosure on page 6 that Mr. Alessi will own in excess of 65% of the combined company after the consummation of the business combination. Please tell us whether you will be deemed a “controlled company” as defined by Nasdaq’s corporate governance rules and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.

Response: We acknowledge the Staff’s comment and have revised the cover page of the Amended Registration Statement to disclose that the Company will be “controlled company” as defined by Nasdaq’s corporate governance rules, but that we do not intend to rely on exemptions to such rules available to controlled companies. We have added similar disclosures to the prospectus summary, page 11, and have added a new risk factor disclosure to page 34 of the Amended Registration Statement discussing the effect, risks and uncertainties of being designated a controlled company.

Questions and Answers, page ix

2.	Please revise your disclosures here, and elsewhere as appropriate, to quantify the number of shares that will have registration rights following the consummation of the business combination.

Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page and page 53 of the Amended Registration Statement to quantify the number of shares that will have registration rights following the consummation of the business combination.

What will happen in the Business Combination?, page xi

3.	We note disclosure in this section and elsewhere that IAC and the Sponsor have agreed to contribute up to 750,000 shares of IAC Class A common stock held by the Sponsor to facilitate a capital financing by IAC at or prior to closing. Please clarify whether IAC or the Sponsor are seeking or have obtained any additional funding, including but not limited to funding that contemplates the use of the Sponsor Financing Shares. If so, please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to any private placements contemplated at the time of the business combination, and disclose if any of the Sponsor, directors, officers or affiliates will participate in any private placement or financing.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page xi of the Amended Registration Statement. While we and the Sponsor have not obtained any additional funding, Alpha Modus is currently exploring financing options that could result in the contribution of the Sponsor Financing Shares. However, the terms of any such financing are not yet known. We will amend the registration statement to disclose any subsequent agreement entered into by us, the Sponsor, and/or Alpha Modus in connection with the Sponsor Financing Shares.

May IAC, the Sponsor or IAC’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?, page xiv

4.	We note your disclosures that, among other things, the Sponsor, directors, officer or advisors or their respective affiliates may purchase shares from stockholders in privately negotiation transactions that could include a contractual provision that directs the stockholder to vote such shares in a manner directed by the purchaser, and that such purchases may be effected at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account. Please clarify the purpose of such purchases, and clarify how you will comply with the requirements of Rule 14e-5 here and in similar disclosure elsewhere in the prospectus. Please see our Tender Offer Rules and Schedules C&DI Question 166.01 for information about the staff’s views in this regard. Please also revise the question to remove the implication that IAC would purchase shares in connection with the business combination.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xiv and 100 accordingly and added a risk factor on page 38 of the Amended Registration Statement.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 1, 6, 26, 70, and 97 of the Amended Registration Statement..

6.	Please provide summary disclosure regarding the interests of officers and directors of Alpha Modus in the business combination.

Response: We acknowledge the Staff’s comment and have revised the existing disclosure on page 5 of the Amended Registration Statement under the caption “Interests of Alpha Modus’ and IAC’s Directors and Officers in the Business Combination” to include additional detail regarding the interests of officers and directors of Alpha Modus in the business combination.

7.	We note that certain stockholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 14 of the Amended Registration Statement.

Recommendation of the IAC Board and Reasons for the Business Combination, page 5

8.	Please present the uncertainties, risks and other negative factors the IAC Board considered in approving the Business Combination Agreement with the same prominence as you present the factors that weighed in favor of the Business Combination Agreement, here and on page 89.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 6-7 and pages 95-96 of the Amended Registration Statement so that the presentation of factors in favor of the Business Combination has the same prominence as the presentation of uncertainties, risks and other negative factors considered by the IAC Board.

Impact of the Business Combination on IAC’s Public Float, page 9

9.	Please include disclosure to accompany the tables in this section stating, if true, that they do not include up to 2,200,000 additional Alpha Modus Earnout Shares that may be issued to Alpha Modus stockholders in the future.

Response: We acknowledge the Staff’s comment and have included the additional disclosure on page 11 of the Amended Registration Statement to indicate that the table does not include the Alpha Modus Earnout Shares.

10.	In the tables showing the varying ownership levels of the combined company immediately following the business combination, both in this section and elsewhere in the prospectus, please present the interest of the Sponsor and any of its affiliates separately from the other Initial Stockholders’ interest. If true, please state that the other Initial Stockholders are Anchor Investors in the IPO, and clarify whether any of the other Initial Stockholders are affiliates of the Sponsor. Finally, please include disclosure by footnote or otherwise that Janbella is controlled by Alpha Modus’s CEO and principal stockholder, William Alessi, who will also be the combined company’s CEO and principal stockholder.

Response: We acknowledge the Staff’s comment and revised the disclosures pages 10-11 of the Amended Registration Statement to include a separate line in the tables to show the interests of the Sponsor. We also added additional disclosures in footnotes to clarify who are the other Initial Stockholders, whether they are affiliates of the Sponsor, and that Janbella is controlled by Alpha Modus’s CEO and principal stockholder, William Alessi, who will also be the combined company’s CEO and principal stockholder.

11.	Please clarify what shares are being issued as a result of the conversion of the remaining 900,000 shares of outstanding IAC Class B common stock. In this section and elsewhere as appropriate, also explain how the number of shares of the combined company that are issuable upon such conversion is determined. We note disclosure on page 52 that all shares of IAC Class B common stock outstanding as of the closing will be converted into the same number of shares of IAC Class A common stock as of the closing. However, disclosure in the footnotes to your audited financial statements describes anti-dilution protection with respect to any additional shares issued in connection with the business combination (other than shares issued to the seller). Please include disclosure here and in the context of other relevant information (such as interests of the Sponsor, officers and directors, and information regarding beneficial ownership before and after the business combination), addressing the operation of the anti-dilution provisions, and clarify whether the holders of the remaining shares of Class B common stock are entitled to any additional shares upon conversion, such as in connection with the issuance of shares to Polar or Janbella, the issuance of any securities in connection with any additional funding that IAC or the Sponsor are seeking or have obtained, or with respect to the Class A shares were already issued following the earlier conversion of certain shares of Class B common stock.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 11 of the Amended Registration Statement. IAC’s Class B common stock does not have anti-dilution protection. See IAC Amended and Restated Certificate of Incorporation, which is attached as Exhibit 3.1 to the Amended Registration Statement.

Interests of IAC’s Initial Stockholders, Directors and Officers in the Business Combination, page 14

12.	Please revise disclosure here, in risk factors regarding interests of your Sponsor and of your officers and directors on pages 35 and 36, and where similar disclosure appears in the prospectus to clearly state the aggregate dollar amount of what each of your Sponsor and its affiliates, your officers and directors have at risk that depends on the completion of a business combination. This includes the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the Sponsor and its affiliates, or your officers and directors, are awaiting reimbursement. Please also clarify whether the Sponsor or any officer or director currently owns any Class B shares, and if so, explain how the shares will convert at the time of the business combination, including with respect to any anti-dilution provisions. We note disclosure on page 35 that the Sponsor currently owns 4,650,000 shares of IAC Class A common stock (suggesting that it has already converted some of its Class B shares), but we also understand that 900,000 shares of Class B remain outstanding.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xvi, 16-17, 39, 74, 88 and 96 of the Amended Registration Statement.

Risk Factors, page 24

13.	With a view toward disclosure, please tell us whether your Sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants which would expire worthless.

Response: We acknowledge the Staff’s comment and confirm that the Sponsor is not a non-U.S. person or controlled by, or has substantial ties with any non-U.S. person. Please be further advised that no one nor any entity associated with or otherwise involved in the Business Combination transaction is a non-U.S. person or controlled by, or has substantial ties with a non-U.S. person.

Because IAC’s Sponsor . . .; Some of the IAC officers and directors may . . . have conflicts of interest . . ., page 35

14.	In each of the captioned risk factors, please clearly state the risk that the interests of the Sponsor, officers and directors may have incentivized them to complete an acquisition of a less favorable target company or on terms less favorable to stockholders rather than liquidate.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 39 and 40 of the Amended Registration Statement.

Risk Factors

The future exercise of registration rights may adversely affect the market price of our common stock, page 48

15.	Please revise your disclosures here, and elsewhere as appropriate, to quantify the number of shares that will have registration rights following the consummation of the business combination.

Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page and page 53 of the Amended Registration Statement to quantify the number of shares that will have registration rights following the consummation of the business combination.

Unaudited Pro Forma Condensed Combined Financial Statements, page 51

16.	Please revise your discussion of the earn out shares to disclose what you mean by the term “fixed-for-fixed”. Please describe the terms and facts of the earn out shares that support your conclusion and include citation of any authoritative literature you relied on in making your determination that the shares meet the subject criteria to be classified as equity.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 57 of the Amended Registration Statement to add additional disclosures to explain the “fixed-for-fixed” rule and the basis we use to conclude that the shares are to be classified as equity.

Proposal Number 1- The Business Combination Proposal, page 72

17.	Please identify the individuals and/or parties who participated in the meetings and discussions described throughout this section.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 90-95 revised the disclosure on page 48 of the Amended Registration Statement.

18.	Please revise throughout the Business Combination Proposal section, as appropriate, to clarify your references to the “IAC Board.” For example, specify whether this refers to the board as a whole or some subset of the board, such as the disinterested directors.

Response: We acknowledge the Staff’s comment, have revised the disclosure on pages 90-95 accordingly, and retained references to the “IAC Board” refer to the board of directors of IAC as a whole, pursuant to the definition of “IAC Board” in the Amended Registration Statement.

Post-Business Combination Ownership of the Combined Entity, page 74

19.	Please disclose the total potential ownership of the Sponsor and its affiliates in the combined company, assuming exercise and conversion of all securities. We note that you have provided disclosure of ownership of the combined company on a fully diluted basis in your table on page 10.

Response: We acknowledge the Staff’s comment and revised the disclosures on pages 11-12 and 80-81 of the Amended Registration Statement to add tables to show the potential ownership of the Sponsor in the combined company on both a basic and fully diluted basis.

Interests of IAC’s Initial Stockholders, Directors and Officers in the Business Combination, page 80

20.	Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the Sponsor and your officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Alpha Modus. In addition, please clarify how the IAC Board considered those conflicts in negotiating and recommending the business combination. Finally, please address here and in the Background of the Business Combination section whether the waiver of the corporate opportunities doctrine that is present in your charter created a potential conflict of interest or impacted your search for an acquisition target.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 89 and 97 of the Amended Registration Statement.

21.	We note disclosure here and in similar sections throughout the prospectus a discussion of the lock-up of the Founder Shares pursuant to the letter agreements between the initial stockholder and IAC as a condition to the IPO. In this context, please also disclose the Sponsor Lock-Up Agreement providing for the Sponsor to sell up to 15% of the IAC common stock it owns during the Lock-Up Period.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xv, 16, 73, 86 and 87 of the Amended Registration Statement.

Recommendation of the IAC Board and Reasons for the Business Combination, page 87

22.	Please revise to address how the IAC Board took into account the consideration to be paid for Alpha Modus in recommending the transaction to stockholders for their approval. If the consideration was not a factor, please explain why not.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 95-96 of the Amended Registration Statement.

U.S. Federal Income Tax Considerations, page 94

23.	Please revise to also discuss the federal income tax considerations of the business combination to IAC stockholders who choose not to redeem their shares.

Response: We acknowledge the Staff’s comment and respond that since there is no economic event occurring for the non-redeeming shareholders, there would not be any tax consequences to them as a result of the business combination.

Certain Alpha Modus Projected Financial Information, page 96

24.	We note that you have included a placeholder for financial projections. Note that we will review this disclosure once provided and may have comments.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 99 of the Amended Registration Statement to remove the reference to financial projections. The IAC Board did not review any Alpha Modus financial projections prior to signing the Business Combination Agreement.

Liquidity and Going Concern, page 123

25.	Please revise to more completely discuss IAC’s ability to generate and obtain adequate amounts of cash, and its plans for cash, in the next 12 months and separately beyond the next 12 months. Describe and analyze material cash requirements and sources of cash from known contractual and other arrangements, including the material terms of debt or note arrangements impacting liquidity. Please refer to Item 303 of Regulation S-K.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 130 of the Amended Registration Statement.

Beneficial Ownership of Securities, page 154

26.	Please revise the table, by footnote or otherwise, to clarify what number of shares of IAC common stock shown in the table are shares of Class A common stock and what number are shares of Class B common stock. Also address how the information in the table reflects the conversion of the 900,000 shares of Class B common stock that are still outstanding, including any additional shares of Class A to be issued as a result of the conversion and anti-dilution provisions of the Class B.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 163 of the Amended Registration Statement.

Alpha Modus Corp

Interim Financial Statements for the three and nine months ended September 30, 2023

Note 2 - Summary Of Significant Accounting Policies, page F-59

27.	We note that Alpha Modus was founded and deals with artificial intelligence software and since August 2019 have focused on research and development. Please tell us and revise your disclosures to discuss your accounting policy related to research and development costs of software. Reference is made to Section 985-20-25 of the Accounting Standards Codification (ASC).

Response: We acknowledge the Staff’s comment, and we respond that Alpha Modus has not incurred any research and development costs in connection with software since 2019, but we have revised the disclosure on page F-60 of the Amended Registration Statement to include a “Software Development” accounting policy.

Note 7 - Settlements, page F-64

28.	Please revise to provide a description of the nature of the differences of opinion that resulted in the settlements. Disclose if the company is subject to potential liabilities in the future as a result of the differences of opinion.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page F-64 of the Amended Registration Statement.

Exhibit Index, page II-1

29.	Please include references to legality and tax opinions required to be filed as exhibits to the registration statement.

Response: We acknowledge the Staff’s comment and have revised the exhibit list on page II-1 of the Amended Registration Statement.

General

30.	Please quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xvi, 16 and 88 of the Amended Registration Statement.

31.	Please revise to disclose the post-business combination voting power of the Sponsor and its affiliates.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 163 of the Amended Registration Statement.

32.	We note that you have provided tabular disclosure of the varying ownership levels of the combined company immediately following the business combination on a fully diluted basis showing a range of redemption scenarios in your disclosure on page 10 under “Impact of the Business Combination on IAC’s Public Float.” Under an appropriate caption focusing on dilution to public stockholders, please provide similar disclosure showing all possible sources and the extent of dilution that stockholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact on value per share of each separate significant source of dilution, including the amount of equity held by founders and others, and convertible securities including the exercise of IAC Public Warrants retained by redeeming stockholders, the exercise of IAC Private Placement Warrants, and the exercise of all IAC Warrants showing a range of redemption levels, including any needed assumptions.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xii and 58 of the Amended Registration Statement.

33.	It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xiii of the Amended Registration Statement.

Please contact James Prestiano of Loeb & Loeb LLP, counsel to Insight Acquisition Corp., at (212) 407-4831 or by email at jprestiano@loeb.com or Lance Brunson of Brunson Chandler & Jones, PLLC, counsel to Alpha Modus Corp., at (801) 303-5737 or by email at lance@bcjlaw.com if you have any questions or if would like additional information with respect to any of the foregoing. Thank you for your assistance and review.

Sincerely,

Insight Acquisition Corp.

/s/ Michael Singer
Michael Singer
Executive Chairman